Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Archer Daniels Midland Co (ADM)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Archer Daniels Midland Co (ADM)
Vote Yes: Item #5 – Shareholder Proposal on Disclosure of Pesticides in Agricultural Supply Chains

Annual Meeting: May 5, 2022

CONTACT: Ariana Guilak | aguilak@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that ADM disclose, at reasonable expense and omitting proprietary information, available quantitative metrics on pesticide use in the Company’s supply chains that can cause harm to pollinators, human health, or the environment.

Supporting Statement: While type of metrics are left to management discretion, shareholders recommend the Company measure and disclose the following:

•	Type and amount of pesticides avoided annually through targeted strategies like regenerative agriculture programs, IPM, or other methods;

•	Priority pesticides for reduction or elimination;

•	Targets and timelines, if any, for pesticide reduction.

SUMMARY

The resolution requests that ADM publish a report disclosing quantitative metrics of pesticide use in the company’s agricultural supply chains.

The resolution explains that investors are seeking quantitative, comparable data to understand ADM’s material risk associated with pesticide use. Given ADM’s lack of reporting on pesticide use and any reduction measures, including quantitative data on success in reducing pesticide use, investors have insufficient information to understand whether ADM is adequately addressing the risks related to pesticide use in its agricultural supply chains including reduced farm resiliency, harm to farmers and workers, risks to pollinators, contributions to unhealthy soil and associated soil loss, and harm to water, air, and ecosystems, among others. ADM’s unwillingness to engage with its suppliers and disclose this information to shareholders leaves the company vulnerable to economic risk, environmental and health harms, and climate impacts.

2022 Proxy Memo ADM | Shareholder Proposal on Disclosure of Pesticides in Agricultural Supply Chains

RATIONALE FOR A YES VOTE

1.	Measuring and managing pesticide risk in agricultural supply chains is essential to mitigate growing economic risk, environmental and health harms, and climate impacts.

2.	ADM does not collect, analyze, or disclose quantitative information on pesticide use in its agricultural supply chains to assess these risks.

3.	ADM lags its peers in pesticide management and disclosure.

DISCUSSION

1.	Pesticide management in agricultural supply chains is essential for mitigating risk from growing economic risk, environmental and health harms, and climate impacts.

One third of every bite of food we eat is dependent on pollinators; and pollinator species1 are declining at alarming rates2 in significant part due to the use of toxic pesticides on farms.3 Pesticides also cause a number of serious human health effects from cancers to neurological damage.4,5,6

Pesticides threaten farmer resiliency and productivity due to proliferation of pesticide-resistant weeds and insects, loss of top soil, and soil degradation. Pesticides also threaten biodiversity, harming soil invertebrates, birds, and mammals. Soil consistently treated with pesticides loses its ability to store water and carbon, threatening resilience to climate change.

The continued widespread use of toxic pesticides is a detriment to key markers of resiliency and human and environmental health that can pose serious economic risks to our company, a problem that only intensifies over time. Pesticide resistance necessitates the use of stronger and more toxic chemicals, increasing threats to important pollinators and other species. Lack of soil health and resilience from widespread pesticide use also makes farms vulnerable to the impacts of floods and other natural disasters that will only worsen with the increasing impacts of climate change. Research indicates the growing risk that pesticide use poses. These studies include:

•	The toxic impact of pesticides on bees and other pollinators is shown to have doubled in the last decade according to new research.[7]

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1 https://www.npr.org/2018/09/25/651618685/study-roundup-weed-killer-could-be-linked-to-widespread-bee-deaths

2 https://www.nationalgeographic.com/environment/article/insect-apocalypse-under-way-toxic-pesticides-agriculture

3 https://xerces.org/pesticides/risks-pesticides-pollinators

4 https://www.annualreviews.org/doi/full/10.1146/annurev.publhealth.25.101802.123020#_i34

5 https://www.aaas.org/news/linda-s-birnbaum-researchers-find-new-risks-low-dose-chemical-exposure

6 https://onlinelibrary.wiley.com/doi/abs/10.1111/j.1552-6909.2009.01092.x

7 https://www.theguardian.com/environment/2021/apr/01/toxic-impact-of-pesticides-on-bees-has-doubled-study-shows

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2022 Proxy Memo ADM | Shareholder Proposal on Disclosure of Pesticides in Agricultural Supply Chains

•	The most comprehensive review ever conducted on how pesticides affect soil health shows how pesticides harm thousands of subterranean species vital to agriculture, pointing also to the insufficiency of EPA regulations alone to mitigate these harms.[8]

•	Pesticide resistance costs the US agricultural sector $10 billion yearly, with studies showing resistance to pesticides is rising in critical weed and insect species.[9]

ADM also subjects itself to significant regulatory risk by failing to measure and manage pesticide use in its agricultural supply chains. Concerned customers and advocates are calling for new bans and restrictions, with consumer advocacy groups petitioning for more protective regulatory standards.10 Toxic pesticides are linked to serious human health effects including cancer, developmental disorders, and neurological damage, and can impact consumers, farmers, workers, and farm-adjacent communities.11

The U.S. significantly lags other agricultural countries in pesticide regulations, with a recent report finding that the U.S., one of the world’s four top producers and users of pesticides, continues to allow dozens of pesticides that have been banned in the other three top pesticide-producing countries (the EU, China, and Brazil).12 This current lack of regulatory control raises the potential for declining market share as consumers in other countries reject U.S. food products. Lack of regulatory controls puts the burden on food companies like ADM to address the significant risks associated with the use of toxic chemicals in the growing of food products. Current regulations that apply to pesticide residues on food are insufficient to reduce stakeholder and environmental harm13.

To stay ahead of changing consumer demands and regulations, and to mitigate risk, food companies like ADM are increasingly disclosing pesticide use and success in working with suppliers to minimize toxic pesticide use.

2.	ADM does not collect, analyze, or disclose to shareholders, quantitative information on pesticide usage in its agricultural supply chains to mitigate these risks.

ADM fails to report on pesticide metrics in its agricultural supply chains to demonstrate that it is managing and reducing risk of pesticides in its supply chains. Without collecting grower data on pesticide use, the company cannot effectively monitor risk and identify opportunities for improvement. Investors are concerned that if ADM does not disclose how it tracks, reports, or reduces the use of synthetic pesticides in its agricultural supply chains, then critical strategic and investment decisions will not fully reflect its material risk nor ensure the benefits of managing and reducing associated risk across its full supply chain.

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8 https://www.scientificamerican.com/article/pesticides-are-killing-the-worlds-soils/

9 https://www.science.org/doi/10.1126/science.aar3780

10 https://www.ewg.org/news-insights/news/glyphosate-contamination-food-goes-far-beyond-oat-products

11 https://www.scientificamerican.com/article/pesticide-drift/

12 https://ehjournal.biomedcentral.com/articles/10.1186/s12940-019-0488-0

13 https://enveurope.springeropen.com/articles/10.1186/s12302-018-0184-7

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2022 Proxy Memo ADM | Shareholder Proposal on Disclosure of Pesticides in Agricultural Supply Chains

Our company states that it is scaling up sustainability efforts, but without quantitative measurement as to pesticide use, its success and the breadth of its actions cannot be shown. General statements, without measurement, do not provide an adequate means of assessing progress. Collecting and reporting quantitative data allows companies to demonstrate actual progress toward goals. Despite statements of a focus on “sustainability,” our company has so far shown an unwillingness to engage with suppliers regarding quantitative assessment of pesticide use and risk.

3.	ADM is lagging its peers on pesticide risk management and reporting.

ADM lags its peers in failing to report on pesticide use metrics such as pesticides avoided through IPM; extent of acreage, if any, in regenerative programs; priority pesticides for reduction or elimination; or targets for pesticide reduction. The company scored a 5/30 (F Grade) on the 2021 Pesticides in the Pantry Report,14 placing it behind other companies that have taken significant action in this area.

Food companies addressing pesticide risk include:

a.	Sysco’s Integrated Pest Management program reports on the quantity of pesticides avoided yearly – reporting 8.4 million pounds avoided in 2019.

b.	General Mills measures outcomes of its regenerative agriculture program and discloses metrics for tracking and reporting pesticide use by suppliers in this program.

c.	Campbell’s takes action to measure and reduce pesticide use and risk in its potato, tomato, and wheat supply chains, which have been identified as the highest pesticide risk crops. The company has collected grower data over the last four years and conducts ongoing pesticide risk assessments in these key crops. It discloses metrics for monitoring pesticide risk and plans to expand these programs in 2023.

d.	Lamb Weston discloses average pesticide use data across its potato supply chain, its number one crop (reported in pounds of active ingredient used per ton of potatoes grown).

e.	Kellogg’s surveys its suppliers regarding pesticide use through its Grower Survey tool and publicly outlines strategies for the reduction of pesticide risk.

As a global food processing company, ADM has the ability to engage with suppliers to collect and disclose pesticide data and create measurable outcomes for pesticide risk management. ADM’s unwillingness to begin these actions will prevent it from catching up to other major and competing companies.

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14https://static1.squarespace.com/static/59a706d4f5e2319b70240ef9/t/617066595329e05297e3a54e/1634756190182/AsYouSow2021_+PesticidesinthePantry_proof_v3_FIN_20211018.pdf

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2022 Proxy Memo ADM | Shareholder Proposal on Disclosure of Pesticides in Agricultural Supply Chains

RESPONSE TO ADM BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its statement in opposition to the resolution, the Board states:

1.	“ADM believes that focusing a disproportionate amount of time and resources on an effort to quantify the usage of pesticides on hundreds of thousands of farms globally will detract from our ability to achieve our sustainability goal as a whole”

If ADM is already measuring and managing pesticide risk in its agricultural supply chain, actions that increase sustainability and resilience of its supply chain, providing quantitative measures of success if any, in reducing harmful and unnecessary pesticide use should demonstrably contribute to the ability of the company to achieve its sustainability goals, not detract from them. Meaningful corporate sustainability commitments should clearly and fully define expectations and how progress is evaluated and measured. Failing to do so impedes the ability of the company to show real growth in sustainability.

2.	“With respect to the use of pesticides in general, ADM’s growers and suppliers around the world are required to follow all applicable laws and regulations.”

Applicable laws and regulations are insufficient to mitigate the risk posed by widespread pesticide use. The U.S. lags other top agricultural countries in pesticide regulation, and changing regulations put ADM at risk of falling behind as advocates call for new bans and restrictions. Neglecting to measure and disclose pesticide use and risk opens our company to significant avenues of liability and regulatory risk and is inconsistent with consumer trends and investor concerns. Disclosing pesticide use answers these calls to action while also improving soil health, creating agricultural resiliency in the face of climate change, and protecting communities and the environment.

3.	“We have conducted and published a materiality assessment in accordance with the Global Reporting Initiative methodology to monitor and ensure strategic focus of our initiatives; the materiality assessment has not identified pesticide usage as a material issue with respect to the Company.”

It does not appear from the materiality assessment referred to in the company’s sustainability report that pesticide risk was actually addressed in this assessment (pg. 14). A number of factors are set forth in the short description provided by the company of the materiality assessment, but pesticide use is not identified. It would be surprising that, given the breadth and size of the company, and the actions of peer food companies currently reporting on pesticide risk reduction measures, that such a study found no material concerns. If pesticides were found not to be a material concern for ADM’s vast range of crop suppliers, as opposed to pesticide use to kill pests in warehouses, for instance, ADM should disclose to investors what factors were assessed and the basis for concluding that pesticides pose no material risk across the range of health, environment, resiliency, and soil health factors identified above.

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2022 Proxy Memo ADM | Shareholder Proposal on Disclosure of Pesticides in Agricultural Supply Chains

CONCLUSION

Vote “Yes” on this Shareholder Proposal requesting available quantitative metrics on pesticide use in the Company’s supply chains that can cause harm to pollinators, human health, or the environment and information related to management of related risks. The risks of pesticide use range from changing consumer demands for healthy foods and reputational loss, to increasingly less effective crop production, especially in the face of climate change, to pollinator health, farm resiliency, to biodiversity impacts. Collecting and reporting quantitative data is essential to demonstrate the company’s progress. Quantitative and comparable data can assist investors in understanding the company’s progress, if any in how it tracks, reports, and reduces the use of synthetic pesticides in its supply chains. We urge a “Yes” vote on this resolution.

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For questions, please contact Ariana Guilak, As You Sow, aguilak@asyousow.org

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